# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SONIM TECHNOLOGIES INC, CIK 0001178697
CUSIP: 83548F309
Title of class of securities: common stock, $0.001 par value
Address of issuer's principal executive offices: 4445 Eastgate Mall, Suite 200, San Diego, California (CA), 9212
Date of event which requires filing of this statement: 03/20/2025
Filed by CIK 0001932469
Persons authorized to receive notices and communications: Arthur Marcus, Esq., Sichenzia Ross Ference Carmel, 1185 Avenue of the Americas, 31st floor, New York, New York (NY), 10036, 212-930-9700; Richard F. Langan, Jr., Esq., Nixon Peabody LLP, 55 West 46th Street, New York, New York (NY), 10036, (212) 940-3000; Conrad Adkins, Esq., Nixon Peabody LLP, 55 West 46th Street, New York, New York (NY), 10036, (212) 940-3000

## Reporting persons
- AJP Holding Company, LLC (CIK 0001932469): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 1,946,345; aggregate amount beneficially owned 1,946,345 (33.1% of the class)
  Comment: (1) Beneficial ownership of the shares of common stock owned by AJP Holding Company, LLC are also attributable to (i) Jeffrey Wang, the sole manager of AJP Holding Company, LLC; (ii) Orbic North America, LLC; (iii) Ashima Narula, the sole member and manager of Orbic North America, LLC.; and (iv) Parveen Narula, the Chief Executive Officer of Orbic North America, LLC. and, thus, are reported by more than one Reporting Person pursuant to Rule 13d-3 under the Act. (2) Percentage calculated based on 5,872,548 shares of common stock outstanding on February 21, 2025, as reported in the Form 8-K filed by the Issuer on February 21, 2025.
- Jeffrey Wang (CIK 0001935353): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 1,946,345; aggregate amount beneficially owned 1,946,345 (33.1% of the class)
  Comment: (1) Beneficial ownership of the shares of common stock owned by AJP Holding Company, LLC are also attributable to: (i) Jeffrey Wang, the sole manager of AJP Holding Company, LLC; (ii) Orbic North America, LLC; (iii) Ashima Narula, the sole member and manager of Orbic North America, LLC.; and (iv) Parveen Narula, the Chief Executive Officer of Orbic North America, LLC., and, thus, are reported by more than one Reporting Person pursuant to Rule 13d-3 under the Act. (2) Percentage calculated based on 5,872,548 shares of common stock outstanding on February 21, 2025, as reported in the Form 8-K filed by the Issuer on February 21, 2025.
- Orbic North America, LLC. (CIK 0002054596): type of reporting person: other (OO); citizenship or place of organization: New York (NY); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 1,000; aggregate amount beneficially owned 1,947,345 (33.1% of the class)
  Comment: (1) Beneficial ownership of the shares of common stock owned by AJP Holding Company, LLC are also attributable to: (i) Jeffrey Wang, the sole manager of AJP Holding Company, LLC; (ii) Orbic North America, LLC; (iii) Ashima Narula, the sole member and manager of Orbic North America, LLC.; and (iv) Parveen Narula, the Chief Executive Officer of Orbic North America, LLC., and, thus, are reported by more than one Reporting Person pursuant to Rule 13d-3 under the Act. (2) Percentage calculated based on 5,872,548 shares of common stock outstanding on February 21, 2025, as reported in the Form 8-K filed by the Issuer on February 21, 2025.
- Ashima Narula (CIK 0002061461): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 1,947,345; sole dispositive power 0; shared dispositive power 1,000; aggregate amount beneficially owned 1,947,345 (33.1% of the class)
  Comment: (1) Beneficial ownership of the shares of common stock owned by AJP Holding Company, LLC are also attributable to: (i) Jeffrey Wang, the sole manager of AJP Holding Company, LLC; (ii) Orbic North America, LLC; (iii) Ashima Narula, the sole member and manager of Orbic North America, LLC.; and (iv) Parveen Narula, the Chief Executive Officer of Orbic North America, LLC., and, thus, are reported by more than one Reporting Person pursuant to Rule 13d-3 under the Act. (2) Percentage calculated based on 5,872,548 shares of common stock outstanding on February 21, 2025, as reported in the Form 8-K filed by the Issuer on February 21, 2025.
- Parveen Narula (CIK 0002061465): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 1,947,345; sole dispositive power 0; shared dispositive power 1,000; aggregate amount beneficially owned 1,947,345 (33.1% of the class)
  Comment: (1) Beneficial ownership of the shares of common stock owned by AJP Holding Company, LLC are also attributable to: (i) Jeffrey Wang, the sole manager of AJP Holding Company, LLC; (ii) Orbic North America, LLC; (iii) Ashima Narula, the sole member and manager of Orbic North America, LLC.; and (iv) Parveen Narula, the Chief Executive Officer of Orbic North America, LLC., and, thus, are reported by more than one Reporting Person pursuant to Rule 13d-3 under the Act. (2) Percentage calculated based on 5,872,548 shares of common stock outstanding on February 21, 2025, as reported in the Form 8-K filed by the Issuer on February 21, 2025.

## Item 1. Security and Issuer
Title of class of securities: common stock, $0.001 par value
Name of issuer: SONIM TECHNOLOGIES INC
Address of issuer's principal executive offices: 4445 Eastgate Mall, Suite 200, San Diego, California (CA), 9212
Comment:
Introductory Statement:

This Amendment No. 4 (this "Amendment "), being filed by AJP Holding Company, LLC ("AJP"), Jeffrey Wang, Orbic North America, LLC ("Orbic") , Ashima Narula and Parveen Narula, the ("Reporting Persons"), amends and supplements the (i) Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 19, 2022, (ii) the Amendment No. 1 to Schedule 13D filed with the SEC on October 25, 2022 , (iii) the Amendment No. 2 to the Schedule 13D filed with the SEC on January 17, 2025, and (iv) the Amendment No. 3 to the Schedule 13D filed with the SEC on March 18, 2025 (collectively, the "Schedule 13D").

This Schedule 13D relates to the shares of common stock (the "Common Stock") of Sonim Technologies Inc., a Delaware corporation (the "Issuer"). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D, as amended. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On March 20, 2025, AJP, on behalf of itself as a record holder of shares of the Issuer, and on behalf of Orbic, as beneficial owner of shares of the Issuer, sent the notice attached hereto as Exhibit 99.1, which is incorporated herein by reference, to the Issuer, notifying the Issuer of their intent to nominate five directors for election at the Issuer's 2025 Annual Meeting of Stockholders (the "Annual Meeting") in accordance with Issuer's Amended and Restated By-Laws, and serving as a notice in accordance with Rule 14a-19(a)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

On March 21, 2025, AJP sent the letter attached hereto as Exhibit 99.2, which is incorporated herein by reference, to the Issuer's Nominating and Corporate Governance Committee, providing notice of AJP's notice of director nominations and ensuring that such nominations of Sonim directors and stockholder recommendations for the election of directors are recognized and permitted to the full extent permitted by Delaware law and the Issuer's constituting documents.

On March 21, 2025, AJP and Orbic issued a press release announcing their intent to nominate five highly qualified candidates (the "Candidates") with best -in -class experience in 4G/5G connected devices, technology, manufacturing, hardware, software, sales, strategy, operations and finance, for election at the Issuer's upcoming 2025 Annual Meeting. The press release is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

In connection with the Candidate nominations Orbic and AJP intend to prepare and distribute a proxy statement on Schedule 14A, which will contain important information concerning Orbic, AJP and the Candidates as well as certain of their interests. Promptly after filing the definitive proxy statement with the SEC, AJP will mail the definitive proxy statement and a proxy card to each stockholder of the Issuer entitled to vote at the Issuer's 2025 annual meeting of stockholders.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Notice of Nomination of Directors, dated March 20, 2025.

Exhibit 99.2 Letter to Sonim Technologies, Inc. Nominating and Corporate Governance Committee, dated March 21, 2025.

Exhibit 99.3 Press Release made on March 21, 2025.

Exhibit 99.4 Joint Filing Agreement among the Reporting Persons dated March 18, 2025.

## Signatures
- AJP Holding Company, LLC: /s/ Jeffrey Wang, Jeffrey Wang, Manager (03/24/2025)
- Jeffrey Wang: /s/ Jeffrey Wang, Jeffrey Wang, Individual (03/24/2025)
- Orbic North America, LLC.: /s/ Parveen Narula, Parveen Narula, Chief Executive Officer (03/24/2025)
- Ashima Narula: /s/ Ashima Narula, Ashima Narula, Individual (03/24/2025)
- Parveen Narula: /s/ Parveen Narula, Parven Narula, Individual (03/24/2025)